1810 E. Sahara Avenue, Suite 1495

Las Vegas, NV 89104

U.S. Securities & Exchange Commission                                                November 19, 2012

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Mr. Tom Kluck, Legal Branch Chief

Re:        Green Living Concepts Inc.

              Registration Statement on Form S-1

              Filed August 31, 2012

              File No. 333-183659

Dear Mr. Kluck,

Further to your letter dated September 27, 2012 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•         Describe how and when a company may lose emerging growth company status;

•         Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•         State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

We have provided, as required, a disclosure of the “emerging growth company” status and the company’s election to opt out of the extended transition period for complying with new and revised accounting standards.

2. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

   We have provided disclosure of the exemptions available to us as a Smaller Reporting Company.

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

   We do not intend to sell our shares to the qualified institutional buyers or institutional investors and as such we have not prepared any written materials for distribution to these potential investors. We did not prepare, publish or distributed any research reports to any broker-dealer since we do not plan to engage brokers-dealers in selling of our common stock.

4. Please revise the cover page, the related risk factor and the plan of distribution to disclose, if accurate, that your officers and directors will not use the subscription proceeds prior to satisfaction of the minimum and issuance of the shares for working capital, collateral for company borrowings or other purposes.

We have revised the cover page, the related risk factor and the plan of distribution as required.

Cover Page of Prospectus

5. We note your disclosure that prior to satisfaction of the minimum subscribers will bear investment risk without enjoying any of the benefits of share ownership. Please provide us an analysis of how this offering structure is consistent with Rule 10b-9 of the Exchange Act.

  Our offering structure is consistent with the Rule 10b-9 because our offering is being made on the condition   that all consideration paid for our securities will be promptly refunded to the purchaser.

Use of Proceeds, page 11

6. Please revise your disclosure to expand on the “consulting-alternative energy component” use.

   We have revised our disclosure as required.

7. Please describe in greater detail the general and administrative expenses.

   We have provided additional disclosure of the general and administrative expenses.

Management’s Discussion and Analysis or Plan of Operation, page 16

8. Please describe in greater the nature of the company’s revenues.

We have expanded our disclosure of the company’s revenues.

Description of Our Business and Properties, page 21

9. We note that the company has conducted and/or intends to conduct business in Russia.  We also note that your office is located in Las Vegas, Nevada.  Please discuss how the company can implement its business plan in Russia.

We have provided the required discussion.

Directors, Executive Officers and Control Persons

10. Please revise your disclosure to provide the exact date of employment for each of the officers and directors. Refer to Item 401(e) of Regulation S-K.

We have revised our disclosure as required.

11. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors should serve as a director in light of the registrant's business and structure. Refer to Item 401(e) of Regulation S-K.

We have revised the required disclosure.

In addition we have included in the Prospectus our most recent financial statements for the period ended September 30, 2012 and updated financial data throughout the Prospectus.

Sincerely,

/s/ Semyon Erenburg

Semyon Erenburg

President